Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

February 10, 2006

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

Dear Sirs:

Re: File No. 82-34714

We enclose the following:

1. Form 1 – Change in Issued and Outstanding Securities for the period January 2006 submitted to the Toronto Stock Exchange.

2. Material Change Report dated February 9, 2006.

Yours truly,

IMPERIAL METALS CORPORATION
Rio Budhai
Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659

Enclosures

dw 3/7

82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	12/01/2005 - 01/31/2006

Summary

Issued & Outstanding Opening Balance :	28,146,219	As at :	01/01/2006
	Effect on Issued & Outstanding Securities		
Stock Option Plan	5,000		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	28,151,219		

Stock Option Plan

Stock Options Outstanding Opening Balance: **2,072,000** As at : 08/31/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
01/11/2006	N		5,000		
Filer's comment Exercise at $0.50 per share					
01/06/2006	N	200,000			
Filer's comment Grant under new Stock Option Plan @ $5.30 per share.					
Totals		200,000	5,000	0	0

Stock Options Outstanding Closing Balance: **2,267,000** As at : 01/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	6044882659
Email:	riobudhai@imperialmetals.com
Submission Date:	02/02/2006 14:39:19
Last Updated:	01/31/2006 15:20:43

82-34714

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer")

Item 2. Date of Material Change

February 2, 2006

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on February 2, 2006 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer has agreed to sell, on a non-brokered private placement basis, 1,000,000 common shares at the price of Cdn$6.50 per share for gross proceeds of Cdn$6,500,000. These common shares will be subject to a hold period of four months from the date of issue. The insiders participating in the financing are: N. Murray Edwards for 500,000 shares, Larry Moeller for 45,000 shares, Pierre Lebel for 3,000 shares and J. Brian Kynoch for 2,000 shares.

Item 5. Full Description of Material Change

The Issuer has agreed to sell, on a non-brokered private placement basis, 1,000,000 common shares at the price of Cdn$6.50 per share for gross proceeds of Cdn$6,500,000. These common shares will be subject to a hold period of four months from the date of issue.

Net proceeds of the offering will be directed to exploration and development of the Company's wholly owned Sterling gold mine in Nevada. Exploration will include an underground ramp to access the 144 Zone together with underground and surface drilling with the objective of outlining sufficient resources to restart mining operations. Any additional net proceeds will be used for working capital and general corporate purposes.

Closing is scheduled to take place during the week of February 13, 2006. The financing is subject to regulatory acceptance.

OSC Rule 61-501 Disclosure

Related parties of the Company will be participating in this transaction as follows:

Name of Related Party or Associate	**Number of Common Shares to be Purchased**	**Percentage of Common Shares of the Company owned prior to the Transaction**	**Percentage of Common Shares of the Company owned after the Transaction**
N. Murray Edwards	500,000	36.79%	37.25%
Larry Moeller	45,000	2.99%	3.04%
Pierre Lebel	3,000	0.50%	0.50%
J. Brian Kynoch	2,000	0.63%	0.61%

The transaction will be approved by the disinterested director of the Company.

The Company is exempt from the requirement to obtain a formal valuation in respect of this transaction by section 5.5(2) of OSC Rule 61-501 and is exempt from the requirement to obtain minority approval of this transaction by section 5.7(2) of OSC Rule 61-501. As at January 31, 2006, the Company had 28,151,219 common shares issued and outstanding. The average closing price for the Company's common shares during the 20 business days preceding January 31, 2006 was $5.46. This results in a market capitalization as at January 31, 2006 of $153,705,656. 25% of $153,705,656 is $38,426,414. As the interested parties are purchasing a maximum of $3,575,000 of the common shares being sold, the fair market value of the transaction, insofar as it involves interested parties, is less than 25% of the market capitalization of the Company as at January 31, 2006.

Closing of the transaction is scheduled for the week of February 13, 2006. This closing date is less than 21 days after the date of this material change report because all necessary approvals for this transaction are expected to be received by February 13, 2006 and accordingly, the Company intends to complete the transaction as soon as possible after such approvals have been obtained.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 488-2666.

Item 9. Date of Report

Dated February 9, 2006.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer

SCHEDULE "A"

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Announces C$6.5 Million Non-Brokered Private Placement

Vancouver (February 2, 2006) - **Imperial Metals Corporation** (III:TSX) announces it has agreed to sell, on a non-brokered private placement basis, 1 million common shares of the Company at a price of C$6.50 per share to realize gross proceeds of C$6.5 million. The common shares will be subject to a four month hold period from the date of issue. Insiders participating in the financing are: N. Murray Edwards 500,000 shares, Larry Moeller 45,000 shares, Pierre Lebel 3,000 shares and Brian Kynoch 2,000 shares.

Net proceeds of the offering will be directed to exploration and development of the Company's wholly owned Sterling gold mine in Nevada. Exploration will include an underground ramp to access the 144 Zone together with underground and surface drilling with the objective of outlining sufficient resources to restart mining operations. Any additional net proceeds will be used for working capital and general corporate purposes.

This financing is subject to the receipt of all necessary regulatory and stock exchange approvals.

Imperial is a Canadian mine development and operating company headquartered in Vancouver, British Columbia. The Company's producing assets are the Mount Polley open pit copper/gold mine (100% interest) and the Huckleberry open pit copper/molybdenum mine (50% interest) both located in British Columbia. Imperial currently has 28.1 million shares issued and outstanding, rising to 34.6 million fully diluted.

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For further information contact:
Brian Kynoch, President - 604.669.8959;
Andre Deepwell, Chief Financial Officer - 604.488.2666; or
Sabine Goetz, Investor Relations - 604.488.2657
Email: info@imperialmetals.com // Website: www.imperialmetals.com